Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended
	May 31,		Years Ended November 30,
	2006	2005	2005	2004	2003	2002	2001
Earnings:

Pretax earnings from continuing operations	$925,078	684,334	2,159,694	1,517,497	1,206,320	875,039	677,961
Adjustments to pretax earnings from continuing operations:
Fixed charges	156,476	101,662	229,376	173,358	161,126	157,530	156,865
Interest capitalized	(109,551)	(76,318)	(171,090)	(137,574)	(129,517)	(126,762)	(127,544)
Adjustment to (1) equity in earnings from unconsolidated 50% or less owned entities and (2) minority interest	31,114	2,918	3,435	(205)	4,670	1,107	1,423
Previously capitalized interest amortized	106,637	77,604	185,345	134,193	141,347	145,567	119,503

“Earnings”	$1,109,754	790,200	2,406,760	1,687,269	1,383,946	1,052,481	828,208

Fixed Charges:

Interest incurred	$133,184	83,887	190,759	145,189	140,114	139,223	142,772
Interest component of rent expense	23,292	17,775	38,617	28,169	21,012	18,307	14,093

“Fixed Charges”	$156,476	101,662	229,376	173,358	161,126	157,530	156,865

Earnings to Fixed Charges	7.1	7.8	10.5	9.7	8.6	6.7	5.3